Exhibit 99.2

May 15, 2019

To whom it may concern:

Company name: FRONTEO, Inc.
Representative: Masahiro Morimoto,
Chief Executive Officer and President
(Stock Code: 2158, Tokyo Stock Exchange)
(Ticker Symbol: FTEO, NASDAQ)
Contact: Tomohiro Uesugi, Chief Financial Officer
Telephone: +81-3-5463-6344

Differences between the forecasts for the year ended March 31, 2019, and the actual results, cancellation of stock options (stock acquisition rights), and valuation loss on shares of affiliates in the separate financial statements

FRONTEO, Inc. (the “Company”) announces differences between the revised consolidated forecasts for the year ended March 31, 2019, which were published on February 14, 2019, and the actual results that were published today. The Company also announces cancellation of all of its stock options issued to the directors and employees of the Company and its subsidiaries which were resolved at the board of directors’ meeting held on June 14, 2017, and valuation loss on shares of affiliates in the separate financial statements.

1.              Differences between the consolidated forecasts for the year ended March 31, 2019 and the actual results

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	11,421	246	139	14	0.37
Actual results (B)	11,292	216	175	69	1.84
Differences (B) — (A)	(129)	(30)	36	55
Changes (%)	-1.1	-12.2	25.9	392.9
(Reference) Actual results for the year ended March 31, 2018	12,217	177	(16)	(828)	(21.79)

Reason for the differences

Net sales, operating income, and ordinary income remained almost the same as previously announced forecasts.

Net income attributable to owners of the parent surpassed expectations by 55 million yen to 69 million yen mainly because nonoperating expenses, such as foreign exchange losses, were less than expected and the Company recorded extraordinary income as described in its summary of consolidated financial results for the year ended March 31, 2019.

2.              Cancellation of stock options (stock acquisition rights)

(1)         Details of the stock options to be cancelled

i)	Resolution date at the board of directors	June 14, 2017
ii)	Period during which the stock options are exercisable	From July 1, 2019 to July 6, 2022
iii)	Persons to whom stock options are allotted	Directors and employees of the Company, and directors and employees of the Company’s subsidiaries
iv)	Exercise price of the stock options	731 yen per share
v)	Number of stock options issued	7,510 units (751,000 shares)
vi)	Number of stock options after the cancellation	0 unit

(2)         Reason for the cancellation of the stock options

All stock options above issued by the Company are cancelled because the stock options no longer satisfy the terms and conditions of the exercise of the stock options as follows:

Terms and conditions of the exercise of the stock options

A holder of stock options may exercise the following predetermined number of units of stock options from those allotted to him/her (the “ratio of exercisable stock options”) if the cumulative amount of the operating income or the operating loss reported in the consolidated income statement (income statement if the consolidated income statement has not been prepared), which is to be included in the annual securities report for the fiscal year ended March 31, 2018, and the fiscal year ended March 31, 2019, satisfies the conditions described in (a) or (b) below. Provided, however, that any fraction less than one unit of exercisable stock options is rounded down, and in the event that there has been a significant change in the concept of items to be referred to due to the application of the International Financial Reporting Standards, the Company will determine another indicator to be referred to at a meeting of the board of directors.

(a) When operating income exceeds 800 million yen: Ratio of exercisable stock options: 50%

(b) When operating income exceeds 1,000 million yen: Ratio of exercisable stock options: 100%

(Note) Please refer to “Notice Regarding the Issuance of Stock Options (Stock Acquisition Rights)” issued on June 14, 2017, for more details of the terms and conditions of the exercise of the stock options.

(3)         Date of cancellation of the stock options

June 28, 2019 (Scheduled)

(4)         Gain on reversal of subscription rights to shares

The Company will record 19,899 thousand yen of gain on reversal of subscription rights to shares as an extraordinary income for the year ended March 31, 2019 (April 1, 2018 to March 31, 2019), as a result of the cancellation of the stock options.

3.              Valuation loss on shares of affiliates (separate financial statements)

(1)         Details of the recording of a valuation loss

The Company has determined that the shares of FRONTEO Healthcare, Inc., a consolidated subsidiary of the Company, had been impaired due to a significant decline in the market value of its stock price compared with its carrying value in accordance with the Accounting Standard for Financial Instruments. The Company recorded 371 million yen of valuation loss on shares of affiliates as an extraordinary loss in the separate financial statements for the year ended March 31, 2019.

(2)         Impact on the consolidated financial statements

The valuation loss on shares of affiliates to be recorded has no effect on the consolidated results of operations because the loss will be eliminated in the consolidated financial closing.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “forecasts,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the forecasts in this announcement are forward-looking statements. Statements that are not historical facts, including statements about FRONTEO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: FRONTEO’s goals and strategies; FRONTEO’s expansion plans; the expected growth of the data center services market; the ability of FRONTEO to successfully establish a cross-border marketing framework and reinforce the business operational structure of the U.S. subsidiary; the ability of and speed at which the AI Solution business can develop new business areas and marketing partners; expectations regarding demand for, and market acceptance of, FRONTEO’s services; the ability of FRONTEO to win joint research and/or contracted development projects; FRONTEO’s expectations regarding keeping and strengthening its relationships with customers; FRONTEO’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where FRONTEO provides solutions and services. Further information regarding these and other risks is included in FRONTEO’s reports filed with or furnished to the U.S. Securities and Exchange Commission. FRONTEO does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this announcement is as of the date hereof, and FRONTEO undertakes no duty to update such information, except as required under applicable law.